MR

14047887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49571

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santander Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Santander Tower B7, Tabonuco St. 1800
(No. and Street)

Guaynabo (City) PR (State) 00968-3028 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Luis Roig 787-759-5363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Torre Chardon, 350 Chardon Ave, Ste 700, San Juan, PR 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luis Roig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Santander Securities LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed before me, by Luis R. Roig Hosta, CFO of Santander Securities LLC, on this day, 27th of February of 2014, in Guaynabo, PR, whom I personally know.

Affidavitt #071

Notary Public

Signature

Financial Operations Principal

Title

DAVID GALARZA-SOSA ABOGADO - NOTARIO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECIBO

03455901

1071

CANCELADO

9397
02/24/2014
$5.00
$5 Sello Asistencia Legal
53503-2014-0224-51024153

Santander Securities LLC

(A Wholly Owned Subsidiary of Santander BanCorp)

Financial Statements and
Supplemental Schedules as of
and for the Year Ended December 31, 2013,
Independent Auditors' Report, and
Supplemental Report on Internal Control

SANTANDER SECURITIES LLC
(A Wholly Owned Subsidiary of Santander BanCorp)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave., Ste. 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171

www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Executive Committee and Member of
Santander Securities LLC and subsidiary
San Juan, Puerto Rico

We have audited the accompanying financial statements of Santander Securities LLC (the "Company"), a Puerto Rico company and a wholly owned subsidiary of Santander BanCorp, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, change in member's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Santander Securities LLC as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules I and II listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2014

Stamp No. E95641
affixed to original.

SANTANDER SECURITIES LLC
(A Wholly Owned Subsidiary of Santander BanCorp)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

CASH AND CASH EQUIVALENTS (including $21,632,111 of deposits with affiliates)	$ 79,034,729
DEPOSIT WITH CLEARING BROKER	100,000
SECURITIES OWNED — At fair value	5,544,741
EMPLOYEE ADVANCES	14,043,592
RECEIVABLES (including $37,495 from affiliates)	1,512,945
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS — Net	595,340
DUE FROM CLEARING BROKER	1,920,284
DEFERRED INCOME TAX ASSET	2,378,511
OTHER ASSETS	1,930,103
TOTAL	$107,060,245

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses (including $4,093,173 to affiliates)	$ 13,217,369
Subordinated borrowings from the Parent Company	40,000,000
Total liabilities	53,217,369
CONTINGENCIES AND COMMITMENTS (Notes 8 and 12)	
MEMBER'S EQUITY	53,842,876
TOTAL	$107,060,245

See notes to financial statements.

SANTANDER SECURITIES LLC
(A Wholly Owned Subsidiary of Santander BanCorp)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES:	
Commissions — net	$ 50,992,375
Principal transactions	17,181,427
Investment banking	720,523
Portfolio and other management, advisory, and administration fees (including $306,687 with affiliates)	1,127,900
Interest (including $69,089 with affiliates)	830,199
Other	10,316,049
Total revenues	81,168,473
EXPENSES:	
Employee compensation and benefits	23,048,566
Networking agreement expenses to affiliates	50,623,872
Occupancy and equipment (including $43,923 to affiliate)	2,781,512
Clearance fees	2,391,417
Communications	1,337,557
Interest (including $1,649,372 to affiliates)	1,697,723
Advertising and promotion	330,658
Professional services (including $1,871,568 to affiliates)	4,195,900
Goodwill impairment	24,254,097
Other operating expenses	8,025,088
Total expenses	118,686,390
LOSS FROM CONTINUING OPERATIONS BENEFIT FOR INCOME TAXES	(37,517,917)
DEFERRED INCOME TAX BENEFIT	6,348,193
LOSS FROM CONTINUING OPERATIONS	(31,169,724)
DISCONTINUED OPERATIONS - INCOME OF OPERATIONS OF DISCONTINUED SUBSIDIARY, NET OF TAXES OF $3,067,862	12,361,112
NET LOSS	$ (18,808,612)

See notes to financial statements.

SANTANDER SECURITIES LLC
(A Wholly Owned Subsidiary of Santander BanCorp)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

BALANCE — December 31, 2012	$ 72,168,375
Net loss	(18,808,612)
Net gain from sale of subsidiary	130,192,031
Earnings distribution	(129,597,437)
Share-based benefit sponsored by the ultimate parent	(54,978)
Payments to the ultimate parent forlong-term incentive plans	(56,503)
BALANCE — December 31, 2013	$ 53,842,876

See notes to financial statements.

SANTANDER SECURITIES LLC
(A Wholly Owned Subsidiary of Santander BanCorp)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (18,808,612)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	710,388
Deferred income tax benefit	(6,311,647)
Employee advances repayments	70,000
Amortization of employee advances	3,151,365
Share-based benefit sponsored by the ultimate parent	(54,978)
Goodwill impairment	24,254,097
Changes in operating assets and liabilities:	
Securities owned	23,856,603
Receivables	(252,730)
Due from clearing broker	(1,411,337)
Other assets	(419,280)
Accounts payable and accrued expenses	3,549,106
Net cash provided by operating activities	28,332,975
CASH FLOWS FROM INVESTING ACTIVITY	
Proceeds from sale of subsidiary, net of taxes	132,150,673
Proceeds from sale of furniture, equipment and leasehold improvements	(91,331)
Net cash provided by investing activities	132,059,342
CASH FLOWS FROM FINANCING ACTIVITIES:	
Earnings distributions	(129,597,437)
Payments to the ultimate parent for long-term incentive plans	(56,503)
Net cash used in financing activities	(129,653,940)
NET INCREASE IN CASH AND CASH EQUIVALENTS	30,738,377
CASH AND CASH EQUIVALENTS — Beginning of year	48,296,352
CASH AND CASH EQUIVALENTS — End of year	$ 79,034,729
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid during the year	$ 1,298,365
Income taxes paid during the year	$ 27,180,651

See notes to financial statements.

SANTANDER SECURITIES LLC
(A Wholly Owned Subsidiary of Santander BanCorp)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2013

BALANCE — Beginning of year	$40,000,000
Payment of subordinated borrowings to the Parent Company	
BALANCE — End of year	$40,000,000

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

The accounting and reporting policies of Santander Securities LLC (SSLLC) (the "Company"), a Puerto Rico entity and a wholly owned subsidiary of Santander BanCorp (the "Parent Company"), conform with accounting principles generally accepted in the United States of America (hereinafter referred to as GAAP) and with general practices within the financial services industry. The Parent Company is a wholly owned subsidiary of Banco Santander, S.A. ("Santander Spain" or "the ultimate parent").

The following is a summary of the Company's most significant accounting policies:

Nature of Operations and Use of Estimates — SSLLC provides securities brokerage services and is a member of the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation. SSLLC is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. SSLLC is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. In addition, up to December 11, 2013, SSLLC provided portfolio management services through Santander Asset Management LLC (SAM), former wholly-owned subsidiary. The subsidiary is a registered investment adviser under Section 203(c) of the Investment Advisers Act of 1940.

During 2012, SSLLC entered in a networking agreement for joint marketing and services with Santander Bank, N.A. formerly Sovereign Bank, N.A. (Santander Bank) and Santander Insurance Agency, U.S. LLC., both subsidiaries of Santander Holding USA, Inc. (SHUSA), an affiliate entity and subsidiary of Santander Spain. Through such agreement, SSLLC will provide Santander Bank's customers and others with broker-dealer services in 9 states of the United States.

On December 11, 2013, SSLLC sold its membership interest in SAM to an affiliate for $164.1 million. The net gain from sale of subsidiary was computed as follows:

Sales price	$ 164,084,000
Less investment in SAM	7,226,131
Gain on sale	156,857,869
Less taxes paid on the transaction	26,665,838
Net gain from sale of subsidiary	$ 130,192,031

In accordance with the provisions of Financial Accounting Standard Board (FASB) Accounting Standard Codification (ASC) No. 805, *Business Combinations*, transactions between entities under common control are recorded through equity, and such the gain, net of taxes paid from the sale of subsidiary of $130 million was recorded and presented as an increase in accumulated earnings in the accompanying statement changes in member's equity. Income from the operations of SAM for the period from January 1, 2013 to December 11, 2013 amounting to $12,361,112 are included as discontinued operations in the statement of operations for the year ended December 31, 2013.

In preparing the financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash Equivalents — The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities Owned — The Company acquires securities for trading. These securities owned are acquired and held principally with the purpose of selling them in the near term. Securities owned are carried at fair value and the resulting difference between cost and fair value is included in current results of operations.

Employee Advances — The Company makes advances to certain registered representatives as part of their contractual employment. The contract terms range from five to nine years. The advances are not interest bearing unless the representative leaves the Company before the contract expires. If, at each employee's anniversary date under the contract term, the employee is still employed by the Company, the Company forgives an amount equal to the annual principal amortization computed on a straight-line basis over the contract term. Loan forgiveness is recognized as part of employee compensation and benefits. In the event that the employee leaves the Company prior to his/her next anniversary date under the contract term, the employee shall be obligated to pay to the Company on the date of termination the outstanding principal amount of the loan, plus contractual interest thereon.

Furniture, Equipment, and Leasehold Improvements — Furniture and equipment are stated at cost, less accumulated depreciation that is computed utilizing the straight-line method over the estimated useful lives of the assets, which range between three and five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. Gains or losses on dispositions are reflected in current operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

Goodwill — The Company accounts for goodwill in accordance with FASB ASC Topic 350, *Intangibles — Goodwill and Other*. The reporting unit is tested for impairment annually to determine whether its carrying value exceeds its fair market value. Should this be the case, the value of goodwill or indefinite-lived intangibles may be impaired and written down. Goodwill and other indefinite-lived intangible assets are also tested for impairment on an interim basis if an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying amount. If there is a determination that the fair value of the goodwill or other identifiable intangible asset is less than the carrying value, an impairment loss is recognized in an amount equal to the difference. Impairment losses, if any, are reflected in operating expenses in the statements of operations.

In accordance with the FASB ASC 360, *Property, Plant and Equipment*, the Company reviews finite-lived intangible assets for impairment whenever an event occurs or circumstances change, which indicates that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on the estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss is based on the fair value of the asset compared to its carrying value. If the fair value of the asset is determined to be less than the carrying value, an impairment loss is incurred in the amount equal to the difference. Impairment losses, if any, are reflected in operation expenses in the statement of operations. No impairment was recognized for the year ended December 31, 2013.

Due from Clearing Broker — The Company uses Pershing, LLC as the clearing broker for all its brokerage transactions. Receivables from the clearing broker include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver") and net receivables arising from unsettled trades. Payables to clearing broker include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive") and net payables arising from unsettled trades. These transactions are presented net in the statement of financial condition. At December 31, 2013, the Company did not have any amounts receivable from fail to deliver transactions or any amounts payable from fail to receive transactions.

Income Taxes — The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with ASC 740, *Income Taxes*. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Commissions — Commissions from securities are recognized as revenue based on the trade-date basis as if they had settled. Commissions from annuities are recognized based on the effective dates in accordance with individual agreements with the insurance companies. Commission revenue is reported net of the provision for commissions cancellations.

Principal Transactions — Proprietary securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis.

Investment Banking — Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Portfolio and Other Management, Advisory, and Administration Fees — Revenue from portfolio and other management, advisory, and administration fees includes fees and advisory charges resulting from the asset management and administration of certain funds, which are recognized as the services are performed.

Interest Income — Interest income on securities is recognized under the accrual basis, which produces a constant yield over the term of each security.

2. SECURITIES OWNED

Securities owned at December 31, 2013, carried at fair value, are as follows:

Certificate of deposits linked to the Dow Jones Index	$ 30,213
Mortgage-backed securities maturing after three years, generally at fixed rates ranging from 4.50% to 7.50%	39,382
Closed-end funds	5,475,146
Total securities owned	$ 5,544,741

3. FAIR VALUE DISCLOSURES

The Company follows ASC 820, *Fair Value Measurements and Disclosures*, which provides a framework for measuring fair value. Additionally, ASC 820 amended ASC 825, *Financial Instruments*, and, as such, the Company follows ASC 820 in the determination of the fair value disclosure amounts as required by ASC 825.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities owned are recorded at fair value on a recurring basis.

Fair Value Hierarchy — ASC 820 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This ASC describes three levels of inputs that may be used to measure fair value, which are:

Level 1 — Quoted prices in active markets for identical assets or liabilities

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Recurring Measurements — The presentation for each of the hierarchy levels of the Company's assets that are measured at fair value on a recurring basis at December 31, 2013, is as follows:

	Level 1	Level 2	Level 3	Total
Assets —				
Trading securities:				
Certificate of deposit	$ -	$ -	$ 30,213	$ 30,213
Mortgage-backed securities			39,382	39,382
Closed-end funds			5,475,146	5,475,146
Assets — securities owned	$	$	$ 5,544,741	$ 5,544,741

Level 3 assets were 100% of total assets carried at fair value. Management recognizes transfers between levels of financial instruments at the end of each reporting period. There were no transfers between levels of financial instruments during the year ended December 31, 2013.

The reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2013, is as follows:

	Balance — January 1, 2013	Net Realized/Unrealized Gains (Losses) Included in Earnings (Losses)	Net Realized/Unrealized Gains (Losses) Included in Other Comprehensive Income	Transfers in and/or out of Level 3	Purchases	Sales	Balance — December 31, 2013	Unrealized Gains (Losses) Still Held [(2)]
Trading securities:								
Certificate of deposit	$ -	$ 6,543	$ -	$ -	$ 270,870	$ (247,200)	$ 30,213	$ 2,313
Mortgage-backed securities	149,682	(22,084)			12,701,322	(12,789,538)	39,382	173
Closed-end funds	3,855,576	(3,325,299)			217,341,337	(212,396,468)	5,475,146	(2,552,391)
Securities owned [(1)]	$ 4,005,258	$ (3,340,840)	$	$	$ 230,313,529	$ (225,433,206)	$ 5,544,741	$ (2,549,905)

[(1)] Changes in fair value and gains and losses from sale of these instruments are recorded in principal transactions. The amounts above do not include interest.

[(2)] Represents the amount of total gains or losses for the year included in earnings attributable to the change in unrealized gains (losses) relating to assets classified as Level 3 that are still held at December 31, 2013.

The table below summarizes gains and losses due to changes in fair value, including both realized and unrealized gains and losses, recorded in earnings for Level 3 assets for the year ended December 31, 2013. These amounts include gains and losses generated by securities owned, which were carried at fair value:

	Losses Securities Owned
Classification of gains and losses (realized/unrealized) included in earnings for the period — principal transactions	$ (3,340,840)

The table below summarizes changes in unrealized gains or losses recorded in earnings for the year ended December 31, 2013, for Level 3 assets that are still held at December 31, 2013. These amounts include changes in fair value for trading securities, which were carried at fair value:

	Unrealized Gains on Securities Owned
Classification of unrealized gains and losses included in earnings for the period — principal transactions	$ 2,549,905

Determination of Fair Value — The following is a description of the valuation methodologies, techniques, and inputs used for instruments recorded at fair value and for estimating fair value for financial instruments not recorded at fair value (ASC 825). Each estimated fair value was calculated using certain facts and assumptions, which vary depending on the specific financial instrument.

Short-Term Financial Instruments — Short-term financial instruments, including cash and cash equivalents, due from clearing broker, other receivables, and certain other assets and liabilities, are carried at historical cost. The carrying amount is a reasonable estimate of fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market.

Securities Owned — Securities owned are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques, such as discounted cash flow methodologies, adjusted for the security's credit rating, prepayment assumptions, and other factors such as credit loss assumptions. Fair value techniques, inputs, and methodologies by class of securities owned are as follows:

a. Certificate of Deposit — these fixed income securities include an embedded option to equity, a basket or an index. Because of its nature and not significant volumes, these securities are not commonly traded and an internal estimation is performed. Therefore, these securities are cataloged as Level 3.

b. Mortgage-backed securities — These securities are both traded primarily in the local market as tax exempt securities. Pricing is derived by observing US MBS prices and prepayment speed assumption (PSA) estimates. Both are adjusted to incorporate the local tax exemption for such securities. These securities are considered Level 3 securities because of limited liquidity in the case of CMOs and a limited market.

c. Closed-end funds — The Company invests in closed-end funds that seek to provide its shareholders with a high level of current income consistent with the preservation of capital, its investment policies, and prudent investment management. These funds will invest not less than 67% of its assets in Puerto Rico securities and up to 33% in U.S. securities. Management of the funds does not have the ability to significantly shift the type of assets that the funds will invest. These investments can never be redeemed with the fund. Distributions from each fund will be received as the underlying investments of the funds are liquidated. The fair values of these investments have been estimated using the net asset value per share of the investments. Close-end funds are classified as Level 3.

Subordinated Borrowings — Subordinated borrowings are carried at historical cost. For ASC 825 disclosures, the fair value is determined by discounting cash flows at market rates currently offered for similar instruments and including adjustments to reflect the current creditworthiness of the Company.

Fair Value of Financial Instruments — The table below is a summary of fair value estimates at December 31, 2013, for financial instruments, as defined by ASC 825, excluding short-term financial assets and liabilities, for which carrying amounts approximate fair value, and excluding financial instruments recorded at fair value on a recurring basis. The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding risk characteristics of various financial instruments, current economic conditions, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

	Amount	Value
Subordinated borrowings from the Parent Company	$40,000,000	$41,134,211

4. EMPLOYEE ADVANCES

Employee advances amounted to $14,043,592 at December 31, 2013. Loan repayments forgiven during the year ended December 31, 2013, amounted to $3,256,728 of which $1,523,510 was expensed during the same year (the remaining $1,733,218 were expensed during the previous year). During the year ended December 31, 2013, the Company also recognized as employee compensation expense $1,627,854 of balances to be forgiven during 2014 at each employee's anniversary date. Employee loan principal balances are forgiven at each employee's anniversary date as follows:

Years Ending December 31	
2014	$ 3,093,172
2015	2,933,172
2016	2,592,621
2017	2,584,288
2018	1,932,399
Thereafter	2,535,794
Subtotal	15,671,446
Less principal balance expensed during 2013 to be forgiven in 2014 at each employee's anniversary date	(1,627,854)
Total	$ 14,043,592

5. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2013, are as follows:

Furniture and equipment	$ 2,093,011
Leasehold improvements	4,360,978
Total furniture, equipment and leasehold improvements	6,453,989
Less accumulated depreciation and amortization	(5,858,649)
Furniture, equipment and leasehold improvements — net	$ 595,340

Depreciation expense recorded during the year ended December 31, 2013, amounted to approximately $571,000.

6. GOODWILL

The carrying amount of goodwill at December 31, 2013 is as follows:

Balance - Beginning of year	$24,254,097
Impairment loss	(24,254,097)
Balance - End of year	$ -

As a result of the sale of SAM to an affiliate and current economic environment in Puerto Rico, the Company's management, with the assistance of an independent valuation firm, performed the impairment test of goodwill and other intangibles as of December 11, 2013. The Company completed the first step of the impairment test and determined that the carrying amount of the goodwill and other intangible assets exceeded their fair value, thereby requiring performance of the second step of the impairment test to calculate the amount of the impairment. The Company, with the assistance of an independent valuation firm, completed the second step of the impairment test and based on such results it was concluded that goodwill was completely impaired and accordingly a non-cash impairment charge was recorded for the year ended December 31, 2013.

7. SUBORDINATED BORROWINGS FROM PARENT COMPANY

The borrowings under subordination agreements with the Parent Company at December 31, 2013, amounted to $40,000,000 bearing interest at 4%, due on July 1, 2014. The accrued interest and interest expense of such borrowing amounted to $408,889 and $1,649,372 as of and for the year ended December 31, 2013, respectively.

The subordinated borrowings from the Parent Company are available for computing the minimum net capital requirements under the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") (see Note 11). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. OTHER RELATED-PARTY TRANSACTIONS

During 2013, SSLLC maintained a networking agreement for joint marketing and services agreement with Banco Santander International (BSI), a subsidiary of Santander Spain, to provide broker-dealer services in Miami. As part of such agreement, BSI will lease space to SSLLC, so that SSLLC may provide customers and others with broker/dealer services. The agreement is renewed annually and requires monthly fixed and contingent lease payments. Contingent lease payments will be paid on the basis of 50% of the income from the results of operations before taxes. Such agreement includes an indemnification clauses where SSLLC will indemnify BSI in the case of liability, losses damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expenses related to this agreement amounted to approximately $937,000 for the year ended December 31, 2013 of which approximately $109,000 remain payable as of December 31, 2013.

During 2013, SSLLC maintained a networking agreement for joint marketing and services with Santander Bank to provide broker-dealer services in 9 states of U.S. As part of such agreement Santander Bank will provide lease space, registered representative agents compensation among other services. The agreement ends in September 2017 and requires monthly payments. Contingent payments will be paid on the basis of a 97% of commission income net of certain expenses and other charges stipulated in the agreement. Such agreement includes an indemnification clauses where SSLLC will indemnify Santander Bank N.A. in the case of liability, losses damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expense related to this agreement amounted to approximately $49,686,000 for the year ended December 31, 2013 of which approximately $3,684,000 remain payable as of December 31, 2013.

During 2013, SSLLC entered into an agreement, and maintained a previous one dated 2012, with Banco Santander Puerto Rico (BSPR), an affiliated entity and subsidiary of the Parent Company, to sublease part of its office space. The 2013 lease agreement ended in October 2013 and is renewed on a monthly basis. The agreement requires BSPR to make fixed monthly payments during 2013 of $1,395. The 2012 lease agreement ends in December 2014 and requires BSPR to make fixed monthly payments during

2013 of $4,266. Sublease income related to this agreement amounted to approximately $64,000 for the year ended December 31, 2013

The Company paid $1,871,568 to affiliates for operational and consulting services during the year ended December 31, 2013.

9. LONG-TERM INCENTIVE PLANS

Santander Spain sponsors various nonqualified share-based compensation programs (the "Spain Plans") for certain of its employees and those of its subsidiaries, including the Company. All of the Spain Plans have been approved by the board of directors of the Company and are available to certain eligible officers and key employees. All of the Spain Plans contain service, performance, and market conditions; provide for settlement in stock of Santander Spain to the participants; and are classified as equity plans. The Company recognized compensation benefit under these plans amounting to $54,978 for the year ended December 31, 2013.

10. INCOME TAXES

The Company is subject to Puerto Rico regular tax or the alternative minimum tax, whichever is higher. The maximum statutory regular corporate tax rate that the Company is subject to under the Puerto Rico tax code is 39%. On June 30, 2013, the Governor of Puerto Rico signed Act Number 40 which includes among the most significant changes to the Puerto Rico Internal Revenue Code an increase in the marginal tax rate from 30% to 39% effective for 2013 and the creation of the National Gross Receipts Tax which, in the case of financial institutions, is 1% of gross income, and is not deductible for purposes of computing net taxable income and is not part of the alternative minimum tax. This provision is retroactive to January 1, 2013 and, subject to certain limitations, a financial institution will be able to claim 0.5% of gross income as a credit against its regular income tax or the alternative minimum tax for taxable years beginning after December 31, 2012.

The Company is also subject to states and federal income tax on its U.S. source income. However, the Company had a net taxable loss in the states and federal U.S. source income during the period ended December 31, 2013.

The Company measured deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax assets or liability are expected to be settled or realized.

At December 31, 2013, the Company has recognized a deferred tax asset amounting to $2,378,511, as follows:

Deferred tax assets:	
Unrealized gain on securities owned	$ 994,395
Amortization of goodwill	838,145
Other	545,971
Total deferred income tax asset	$ 2,378,511

Santander Asset Management ("SAM"), the Company's subsidiary, was converted into a limited liability company on May 31, 2013 and pursuant to the Closing Agreement entered with the Treasury

Department on June 26, 2013 elected to be taxable as a partnership under Chapter 7 of Subtitle A of the Puerto Rico Code effective as of June 1, 2013. As a result of this election, SAM will not be subject to Puerto Rico income taxes on the taxable income generated on or after such date. SAM's taxable income from June 1, 2013 until December 10, 2013 is taxable to the Company. Pursuant to the closing agreement, the Company may offset the net income derived by SAM with its carry-forward losses.

On December 11, 2013, the Company sold its membership interest in SAM to an affiliate in Puerto Rico recognizing a capital gain of $156,857,869 and as a result of the transaction paid taxes of $26,665,838.

The effective tax rate is lower than the maximum statutory rate primarily because the gain on the sale of SAM's membership interest will be taxed at the capital gain tax rate of 15%, the revaluation of the Company's net deferred tax asset resulting from the new Puerto Rico tax legislation and the release of the deferred tax liability related to goodwill as a result of its total impairment for books.

At December 31, 2013, the Company did not have significant unrecognized tax benefits which, if recognized, would decrease the effective income tax rate in future periods. The amount of unrecognized tax benefits may increase or decrease in the future for various reasons, including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitation, changes in management's judgment about the level of uncertainty, status of examinations, litigation, and legislative activity, and the addition or elimination of uncertain tax positions.

At December 31, 2013, the years 2009 through 2012 remain subject to examinations by taxing authorities in Puerto Rico. At December 31, 2013, the years 2010 through 2012 remain subject to examination by the taxing authorities in the U.S. federal and state jurisdictions. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

11. MEMBER'S EQUITY AND NET CAPITAL REQUIREMENTS

The Company is subject to SEC Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the alternative net capital computation. The Company has entered into a clearing agreement (the "Agreement") with Pershing LLC (the "Clearing Broker"), which is a member of various stock exchanges and is subject to the rules and regulations of such organizations, as well as those of the SEC. The Clearing Broker has agreed to establish a separate reserve account for proprietary assets held by the Company so that the Company can treat these assets as allowable assets under Rule 15c3-1. The Clearing Broker will perform a separate computation for proprietary accounts of the Company in accordance with the customer reserve computation set forth in Rule 15c3-3 with various modifications. Under the alternative net capital computation, net capital, as defined, shall not be less than $250,000. At December 31, 2013, the Company had net regulatory capital, as defined, of $66,833,437, which was $66,583,437 in excess of its required regulatory net capital.

12. CONTINGENCIES AND COMMITMENTS

The Company is involved as plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes, based on the opinion of legal counsel, that it has adequate defenses with respect to such litigation and that any losses therefrom will not have a material adverse effect on the results of operations or financial position of the Company.

Under the terms of the Agreement, the Clearing Broker clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Company has agreed to maintain a deposit of $100,000 and to indemnify the Clearing Broker for losses that it may sustain from the Company's

customers. At December 31, 2013, there were no obligations to the Clearing Broker under this provision of the Agreement.

The Company leases office space under three operating lease agreements, which expire in April 2014, June 2014, and November 2014.. Rent expense charged to operations related to these leases amounted to $1,467,358 in 2013. The future minimum lease payments under the noncancelable operating leases at December 31, 2013, are as follows:

Years Ending December 31	**Amount**
2014	$ 1,079,095

13. EMPLOYEE BENEFIT PLAN

The Company has a deferred arrangement profit-sharing 1165(e) plan (the "Plan"), which became effective on January 1, 1997. The Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company was not required to make contributions to the Plan in 2013. The Company's contribution becomes 100% vested once the employee attains five years of service.

The Company has a deferred arrangement profit-sharing 1165(e) plan (the "US-Plan"), which became effective during September 2012. The US-Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company made contributions to the US-Plan in 2013 of approximately $90,000. The Company's contribution becomes 100% vested once the employee attains one year of service.

14. SUBSEQUENT EVENTS

The Company's management evaluated all events subsequent to the statement of financial position date of December 31, 2013 through February 27, 2014, the date the financial statements were available to be issued.

* * * * * *

SUPPLEMENTAL SCHEDULES

SANTANDER SECURITIES LLC
(A Wholly Owned Subsidiary of Santander BanCorp)

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 53,842,876
DEDUCT — Member's investment not allowable for net capital	
Total member's investment qualified for net capital	53,842,876
ADD — Allowable subordinated borrowings	40,000,000
OTHER DEDUCTIONS OR ALLOWABLE CREDITS — Investment in subsidiary	
Total member's investment and allowable subordinated liabilities	93,842,876
DEDUCTIONS AND/OR CHARGES:	
Total nonallowable assets	20,461,186
Other deductions and/or charges	4,363
Total deductions and/or charges	20,465,549
OTHER ADDITIONS AND/OR ALLOWABLE CREDITS	
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	73,377,327
HAIRCUTS ON SECURITIES:	
Contractual commitments	
Subordinated debt	
Exempt investment securities	
Debt securities	1,068,746
Other securities	5,475,144
Undue concentration	
Other	
	6,543,890
NET CAPITAL	$ 66,833,437

(Continued)

SANTANDER SECURITIES LLC
(A Wholly Owned Subsidiary of Santander BanCorp)

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL

NET CAPITAL REQUIREMENT	$ 250,000
NET CAPITAL	66,833,437
EXCESS NET CAPITAL	$ 66,583,437

Note: There are no material differences between the preceding audited computation of net capital and the corresponding schedules in the Company's unaudited December 31, 2013, Form X-17A-5, Part II-A filing.

SCHEDULE OF NONALLOWABLE ASSETS

EMPLOYEE ADVANCES	$ 14,043,592
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS	595,340
DEFERRED TAX ASSETS	2,378,511
RECEIVABLES AND OTHER ASSETS	3,443,743
TOTAL NONALLOWABLE ASSETS	$ 20,461,186

(Concluded)

SANTANDER SECURITIES LLC
(A Wholly Owned Subsidiary of Santander BanCorp)

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2013

The Santander Securities LLC has entered into a clearing agreement (the "Agreement") with Pershing LLC ("Pershing"). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the year ended December 31, 2013.

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave., Ste. 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171

www.deloitte.com

February 27, 2014

Santander Securities LLC
San Juan, Puerto Rico

In planning and performing our audit of the financial statements of Santander Securities (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 27, 2014, and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Executive Committee, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Stamp No. E95642
affixed to original.

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave., Ste. 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171

www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Executive Committee and Member of
Santander Securities LLC
San Juan, Puerto Rico

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Santander Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Santander Securities' compliance with the applicable instructions of the Form SIPC-7. Santander Securities' management is responsible for the Santander Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2014

SIPC-7 (33-REV 7/10)

SECUR. .ES INVESTOR PROTECTION CO.. ORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049571 FINRA DEC
SANTANDER SECURITIES LLC 10*10
ATTN: LUIS ROIG
SUITE 1800
SANTANDER TOWERS B7 TABONUCO ST
GUAYNABO PR 00968

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 81,098

B. Less payment made with SIPC-6 filed (exclude interest) (45,602)

7/10/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 35,496

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 35,496

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 35,496

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Santander Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 20 day of February, 20 14.

CFO & Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 81,168,473
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		~~3,771,601~~
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		3,771,601
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		(46,728,976)
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Refer to Exhibit 1 (Deductions in excess of $100,000 require documentation)		(4,941,597)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ (830,199)	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		(830,199)
Total deductions		(52,500,772)
2d. SIPC Net Operating Revenues		$ 32,439,302
2e. General Assessment @ .0025		$ 81,098 (to page 1, line 2.A.)

Santander Securities
2c(8) deductions
1/1/2013 to 12/31/2013

Exhibit 1

Description	Amount
Santander Securities provides it's 100% subsidiary accounting and administrative support services under a service agreement. This revenue is included in FOCUS Line 12/Part IIA Line 9, Code 4030. This revenue is not related to the securities business.	3,064,487.00
Mutual fund and annuity business consolidation income included in FOCUS Line 12/Part IIA Line 9, Code 4030. This revenue is not related to the securities business.	1,249,996.00
Consultant and loan structuring services income included in FOCUS Line 12/Part IIA Line 9, Code 4030. This revenue is not related to the securities business.	627,114.23
	$ 4,941,597